

May 25, 2011

Robert J. Attea
Chairman of the Board and Chief Executive Officer
Sovran Self Storage, Inc.
6467 Main Street
Williamsville, NY 14221

> **Re:** **Sovran Self Storage, Inc.**
> **Form 10-K**
> **Filed February 25, 2011**
> **File No. 001-13820**

Dear Mr. Attea:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Properties, page 15

1.   In future Exchange Act periodic reports, to the extent your aggregate acquisitions for the reporting period are material, please disclose the weighted average capitalization rate for such acquisitions and explain how the rate was calculated.

Item 7. Management's Discussion and Analysis …, page 21

2.   In future Exchange Act periodic reports, please quantify the number of same store move-ins and move-outs for the reporting period.

3.   In future Exchange Act period reports, please disclose your period to period same store net operating income, to the extent you consider this metric to be a key performance indicator.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Stacie Gorman at (202)551-3585 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Assistant Director